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                                                                    Exhibit 99.1

                                 (OLICOM LOGO)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD APRIL 10, 2003

To the Shareholders of Olicom A/S:

     The Annual General Meeting of Shareholders of Olicom A/S (the "Company") will be held at the Radisson SAS Scandinavia Hotel, Amager Boulevard 70, DK-2300 Copenhagen S, Denmark, on Thursday, April 10, 2003, at 3:00 p.m., local time, for the following purposes:

          1. Report of the Board of Directors and Associated Actions.

             (i) Presentation of the Board of Directors' report on the Company's activities during financial year 2002,

             (ii) Presentation of the profit and loss account for financial year 2002 and balance sheet as at December 31, 2002, including auditors' report and consolidated annual accounts for approval,

             (iii) Discharge of the Board of Directors and Management from their obligations, and

             (iv) Resolution to allocate losses to financial year 2003.

          2. Election of Directors.

          3. Appointment of Auditors.

          4. Authorisation to the Board of Directors empowering the Company -- from time to time for a period of 18 months from the date of the Annual General Meeting -- to acquire up to 10% of the Company's issued shares at the market price in force at any time, with a deviation of +/- 10%.

          5. Approval of remuneration to the members of the Board of Directors for the coming financial year.

          6. Proposal of the Board of Directors to amend the Articles of
     Association:

             (i) Amendment of the Company's registered address,

             (ii) Addition of new Article 5 (4) with respect to an elected registrar, and

             (iii) Amendments resulting from amendments to the Danish Company Accounts Act.

          7. Customary authorisation to the Chairman of the Meeting to implement the decisions made by the Annual General Meeting.

          8. Transaction of such other business as may properly come before the Annual General Meeting and any adjournment(s) thereof.
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                             THE COMPLETE PROPOSALS

ITEM 1:

REPORT OF THE BOARD OF DIRECTORS AND ASSOCIATED ACTIONS.

     (i) Presentation of the Board of Directors' report on the Company's activities during financial year 2002.

     (ii) Presentation of the profit and loss account for financial year 2002 and balance sheet as at December 31, 2002, including auditors' report and consolidated annual accounts for approval.

     (iii) Discharge of the Board of Directors and Management from their obligations.

     (iv) Resolution to allocate losses to financial year 2003.

     Proposal to adopt the report, to approve the annual accounts and to grant discharge of the Board of Directors and Management from their obligations.

     Proposal from the Board of Directors to allocate the losses of DKK 18.2 million to financial year 2003.

ITEM 2:

ELECTION OF DIRECTORS.

     Proposal to re-elect Lars Eskesen, Ralf Egede Andersen, Eric Korre Horten and Torben Jacobsen.

     With respect to the above named individuals' executive offices in other Danish limited liability companies, except for subsidiaries in which the Company holds all shares, reference is made to descriptions thereof set forth in the Company's annual accounts.

ITEM 3:

APPOINTMENT OF AUDITORS.

     Proposal to re-appoint Ernst & Young Statsautoriseret Revisionsaktieselskab and KPMG C. Jespersen Statsautoriserede Revisorer as the Company's auditors.

ITEM 4:

AUTHORISATION TO PURCHASE COMMON SHARES.

     Proposal to authorise the Board of Directors to empower the Company -- from time to time for a period of 18 months from the date of the Annual General Meeting -- to acquire up to 10% of the Company's issued shares at the market price in force at any time, with a deviation of +/- 10%.

ITEM 5:

DIRECTOR REMUNERATION.

     Approval of remuneration to the members of the Board of Directors for financial year 2003.

     Proposal to maintain the remuneration to the members of the Board of Directors for financial year 2003 at the same amounts approved by the Company's shareholders for financial year 2002, i.e., (i) To remunerate the Chairman of the Board of Directors with a fee of DKK 160,000 (approx. USD 22,590), (ii) To remunerate the Deputy Chairman with a fee of DKK 120,000 (approx. USD 16,940), and (iii) To remunerate other members of the Board of Directors with a fee of DKK 80,000 (approx. USD 11,300).
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ITEM 6:

PROPOSAL FROM THE BOARD OF DIRECTORS TO AMEND THE ARTICLES OF ASSOCIATION.

(i) Amendment of the Company's registered address.

     The Board of Directors proposes to amend the Articles of Association to change the Company's registered address to the municipality of So/llero/d.

     Effective February 1, 2003, the Company moved its executive offices to Kongevejen 239, DK-2830 Virum, Denmark, which is situated in the municipality of So/llero/d. Accordingly, the Board of Directors proposes to amend Article 2 of the Articles of Association as set forth below.

Article 2 of the Articles of Association    The Board of Directors proposes that
currently has the following wording:        Article 2 of the Articles of Association
                                            be amended to contain the following
                                            wording:
"The domicile of the Company is the         "The domicile of the Company is the
municipality of LYNGBY-TAARBAEK."           municipality of SO/LLERO/D."

(ii) Addition of new Article 5 (4) with respect to an elected registrar.

     The Board of Directors has appointed Nordea Bank Danmark A/S, Issuer Service, Box 850, DK-0900 Copenhagen C, Denmark, as registrar. Consequently, a new Article 5 (4) is proposed to be added to the Articles of Association.

     According to Article 25 of the Companies Act of the Kingdom of Denmark (the "Companies Act"), the Company may delegate the Board of Directors' responsibility to draw up a register of all the Company's shareholders to a registrar. Utilization of the right to so delegate this responsibility is required by the Companies Act to be included in the Articles of Association, stating the name and address of the registrar.

     The Board of Directors therefore proposes that a new Article 5 (4) be added to the Articles of Association, such Article to read as follows:

     "The Company has appointed Nordea Bank Danmark A/S, Issuer Service, Box 850, 0900 Copenhagen C, Denmark, as registrar."

(iii) Amendments resulting from amendments to the Danish Company Accounts Act.

     The Board of Directors proposes that Articles 12, 15 and 29 of the Articles of Association be amended due to amendments to the Danish Company Accounts Act.

     With effect from financial year 2002, the Danish Company Accounts Act has been amended, and consequently, certain linguistic definitions and terms have been amended. In addition to such revisions, an amendment to the deadline for submitting the annual report to the Danish Commerce and Companies Agency was made.

Article 12 of the Articles of Association   The Board of Directors proposes that
currently has the following wording:        Article 12 of the Articles of Association
                                            be amended to contain the following
                                            wording:
"The Annual General Meeting shall be held   "The Annual General Meeting shall be held
EVERY YEAR BEFORE THE END OF MAY.           IN SUCH GOOD TIME FOR THE REVISED AND
                                            APPROVED ANNUAL REPORT TO BE SUBMITTED TO
                                            THE DANISH COMMERCE AND COMPANIES AGENCY
                                            NO LATER THAN 4 MONTHS AFTER THE
                                            TERMINATION OF THE FINANCIAL YEAR.

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
The Agenda for the Annual General Meeting   The Agenda for the Annual General Meeting
shall include:                              shall include:
1) SUBMITTING THE DIRECTORS' report on      1) MANAGEMENT report on the activities of
   the activities of the Company in the     the Company in the past financial year.
   past financial year.                     2) PRESENTING OF ANNUAL REPORT WITH GROUP
2) PRESENTING THE ANNUAL ACCOUNTS WITH      FINANCIAL STATEMENTS WITH AUDITORS'
   AUDITORS' CERTIFICATE AND ANNUAL            CERTIFICATE FOR APPROVAL AND DECISION
   REPORT, AND THE CONSOLIDATED ACCOUNTS.      ABOUT DISCHARGE OF THE BOARD OF
3) RESOLVING ON THE ADOPTION OF THE            DIRECTORS AND MANAGEMENT.
   PROFIT & LOSS ACCOUNT AND THE BALANCE,   3) Resolving on the application of
   INCLUDING ANY DECISION TO DISCHARGE      profits or coverage of losses as per THE
   THE MANAGEMENT AND THE BOARD FROM           ADOPTED ANNUAL REPORT.
   THEIR DUTIES.                            4) Electing Directors.
4) Resolving on the application of          5) Appointing an auditor.
   profits or coverage of losses as per     6) Possibly resolving on the granting to
   THE ADOPTED ACCOUNTS.                    the Board of an authority to purchase up
5) Electing Directors.                         to 10% of the Company's own shares.
6) Appointing an auditor.                   7) Proposals, if any, from the Board or
7) Possibly resolving on the granting to    from shareholders."
   the Board of an authority to purchase
   up to 10% of the Company's own shares.
8) Proposals, if any, from the Board or
   from shareholders."

Article 15 of the Articles of Association   The Board of Directors proposes that
currently has the following wording:        Article 15 of the Articles of Association
                                            be amended to contain the following
                                            wording:
"The Agenda and the proposals in full,      "The Agenda and the proposals in full,
and in the case of the Annual General       and in the case of the Annual General
Meeting, THE ANNUAL ACCOUNTS AND            Meeting, THE ANNUAL REPORT AND
CONSOLIDATED ACCOUNTS ENDORSED BY THE       CONSOLIDATED ACCOUNTS APPROVED BY THE
AUDITOR AND THE ANNUAL REPORT, shall be     MANAGEMENT AND THE AUDITOR AND THE
available at the corporate office not       MANAGEMENT REPORT, shall be available at
later than eight (8) days before the date   the corporate office not later than eight
of the General Meeting for inspection by    (8) days before the date of the General
shareholders entered in the Register of     Meeting for inspection by shareholders
Members and shall at the same time be       entered in the Register of Members and
sent to every noted shareholder who has     shall at the same time be sent to every
so requested or as required by the NASDAQ   noted shareholder who has so requested or
Stock Market."                              as required by the NASDAQ Stock Market."

Article 29 of the Articles of Association   The Board of Directors proposes that
currently has the following wording:        Article 29 of the Articles of Association
                                            be amended to contain the following
                                            wording:
"ANNUAL ACCOUNTS                            "ANNUAL REPORT
THE ANNUAL ACCOUNTS shall include a         THE ANNUAL REPORT shall include a profit
profit & loss account and a balance sheet   & loss account and a balance sheet and
and shall be stated with due regard to      shall be stated with due regard to
existing assets and commitments and         existing assets and commitments and
subject to such depreciations and           subject to such depreciations and
provisions as are necessary in the          provisions as are necessary in the
opinion of the Board and according to the   opinion of the Board and according to the
Annual Accounts Act."                       Annual Accounts Act."

     The proposals to amend the Articles of Association are required, cf. sec.78 of the Companies Act, to be adopted by a "qualified majority," which requires that the resolution to adopt such amendments be adopted by at least two-thirds of the votes, as well as two-thirds of the voting share capital, represented at the Annual General Meeting.
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]
ITEM 7:

CUSTOMARY AUTHORISATION TO THE CHAIRMAN OF THE MEETING TO IMPLEMENT THE DECISIONS MADE BY THE ANNUAL GENERAL MEETING.

     The Board of Directors proposes that the Annual General Meeting authorise the Chairman of the Meeting to take the necessary or appropriate actions to carry out the decisions made, including the preparation and filing of such documents in this connection as may be required by the Danish Commerce and Companies Agency or other authorities as a condition of approval or which may simply be suggested as appropriate.

ITEM 8:

TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING AND ANY ADJOURNMENT(S) THEREOF.

                             Virum, March 13, 2003
                      On behalf of the Board of Directors

                                -s- LARS ESKESEN

                                  Lars Eskesen
                       Chairman of the Board of Directors